UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADHERA THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Series E Convertible Preferred Stock, par value $0.01 per share

Series F Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

00687E 109

(CUSIP Number of Common Stock Underlying Preferred Stock)

Nancy R. Phelan

Chief Executive Officer

Adhera Therapeutics, Inc.

4721 Emperor Blvd., Suite 350

Durham, NC 27703

(919) 578-5901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Lawrence Remmel, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

Tel: (212) 421-4100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$7,594,548.30	$920.46 (#)

*	Estimated for purposes of calculating the amount of the filing fee only. Adhera Therapeutics, Inc. (the “Company”) is offering holders of the Company’s outstanding shares of its Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), and Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”, and together with the Series E Preferred Stock, the “Preferred Stock”), the opportunity to exchange each share of Preferred Stock for such number of shares of the Company’s common stock, par value $0.006 per share (the “Shares”), as is equal to the quotient obtained by dividing (A) the “stated value” of such share of Preferred Stock by (B) $0.50 (such shares, the “Exchange Shares”), by tendering one share of Preferred Stock in exchange for the corresponding number of Exchange Shares. The amount of the filing fee assumes that all of the outstanding shares of Preferred Stock will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on August 15, 2019, which was $0.18.

#	Previously paid.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 20, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Adhera Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to all holders of the Company’s outstanding shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Stock”), and Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Stock” and, together with the Series E Stock, the “Preferred Stock”), which shares of Preferred Stock are convertible into shares of the Company’s common stock, par value $0.006 per share (the “Shares”), at a conversion price of $0.50 per Share (subject to adjustment), to receive, in exchange for each share of Preferred Stock tendered by the holders thereof, such number of Shares as is equal to the quotient obtained by dividing (A) the “stated value” of such share of Preferred Stock by (B) $0.50 (subject to the Adjustment Mechanism described in the original Schedule TO and the related Offer to Exchange). The “stated value” of each share of Preferred Stock was originally $5,000, which amount has increased as a result of accrued and unpaid dividends thereon.

The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated August 20, 2019 (as it may be amended, restated or supplemented from time to time, the “Offer Letter”), and in the related Letter of Transmittal (as it may be amended, restated or supplemented from time to time, the “Letter of Transmittal”), a copy of which were filed as Exhibits (a)(1)(A) – (a)(1)(B) to the Schedule TO (which documents collectively constitute the “Offer”).

This Amendment is being filed to announce the termination of the Offer and to amend and supplement Items 1 through 9 and Item 11 of the Schedule TO as provided below.

Items 1 through Item 11.

The disclosure in the Offer Letter and Items 1 through 11 of the Schedule TO is hereby amended and supplemented by adding the following new paragraphs thereto:

“On September 26, 2019, the Company announced the termination of the Offer. As a result of the termination of the Offer, no shares of Preferred Stock were accepted for exchange or exchanged pursuant to the Offer. The Company has instructed the Depositary to promptly return all shares of Preferred Stock tendered and not withdrawn to the tendering holders of Preferred Stock.

The full text of the press release issued by the Company announcing the termination of the Offer is attached as Exhibit (a)(1)(C) to this Schedule TO and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(C)	Press release of Adhera Therapeutics, Inc. regarding termination of the Offer on September 26, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADHERA THERAPEUTICS, INC.

By:	/s/ Nancy R. Phelan
Name:	Nancy R. Phelan
Title:	Chief Executive Officer

Date: September 26, 2019

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated August 20, 2019. (#)

(a)(1)(B)	Letter of Transmittal. (#)

(a)(1)(C)	Press release of Adhera Therapeutics, Inc. regarding termination of the Offer on September 26, 2019.

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on April 16, 2019).

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (incorporated herein by reference to the Company’s filing with the SEC on May 15, 2019).

(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (incorporated herein by reference to the Company’s filing with the SEC on August 14, 2019).

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated July 20, 2005).

(d)(2)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.7 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011).

(d)(3)	Certificate of Designation of Preferences, Rights and Limitations of the Series E Convertible Preferred Stock of Adhera Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated April 16, 2018).

(d)(4)	Certificate of Designation of Preferences, Rights and Limitations of the Series F Convertible Preferred Stock of Adhera Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated July 11, 2018).

(g)	Not applicable.

(h)	Not applicable.

# Previously filed.